ZARGON
ENERGY TRUST


SEC MAIL
RECEIVED
AUG 17 2006
WASH. D.C.
180
SECTION

August 16, 2006


06016122

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated August 15, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST



B.C. Heagy
Vice President Finance & CFO

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

BCH/kf

Encl.



Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone **(403) 264-9992** Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: August 15, 2006

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS AUGUST 2006 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of August in the amount of Cdn. $0.18 per trust unit will be paid on September 15, 2006 to unitholders of record on August 31, 2006. The ex-distribution date is August 29, 2006.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.657 million trust units (ZAR.UN) and 2.286 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the August 15, 2006 revised exchange ratio there would be a total of 19.322 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer


SEC MAIL
RECEIVED
PROCESSING
AUG 17 2006
WASH. D.C.
186
SECTION

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca